================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              __________________

                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                         COMMISSION FILE NUMBER 1-3053

                      CHAMPION INTERNATIONAL CORPORATION
                    NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN
                           (FULL TITLE OF THE PLAN)


                      CHAMPION INTERNATIONAL CORPORATION
                              ONE CHAMPION PLAZA
                          STAMFORD, CONNECTICUT 06921
                (NAME OF ISSUER OF SECURITIES HELD PURSUANT TO
                          THE PLAN AND ADDRESS OF ITS
                          PRINCIPAL EXECUTIVE OFFICE)

================================================================================

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  Financial Statements and Supplemental Schedules
     -----------------------------------------------

                                                                                  Page No.
                                                                                  --------
Champion International Corporation Nonqualified Supplemental
Savings Plan:
   Report of Independent Public Accountants dated January 16, 1998..............        3
   Statements of Net Assets Available for Benefits as of
     December 31, 1997 and 1996.................................................        4
   Statements of Changes in Net Assets Available for Benefits for the
     Years Ended December 31, 1997, 1996 and 1995...............................        5
   Statements of Accumulated Plan Benefits as of December 31, 1997 and 1996.....        6
   Statements of Changes in Accumulated Plan Benefits for the Years Ended
     December 31, 1997, 1996 and 1995...........................................        7
   Notes to Financial Statements - December 31, 1997, 1996 and 1995.............     8-10
   Supplemental Schedules:  All Supplemental Schedules have been omitted since the information is not applicable or is not required.

(b) Exhibit
    -------

   Exhibit 23 - Consent of Independent Public Accountants.......................       11


                                 SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Employee Benefits Committee, the administrator of the registrant's plan described herein, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            CHAMPION INTERNATIONAL CORPORATION
                             NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN


                            By            /s/ William C. Foster
                              ------------------------------------------
                                            (William C. Foster)
                                    Senior Associate Counsel - Employee
                                        Relations/Human Resources

March 27, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



To the Board of Directors and the
 Pension and Employee Benefits Committee of
   Champion International Corporation:


We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the CHAMPION INTERNATIONAL CORPORATION NON-QUALIFIED SUPPLEMENTAL SAVINGS PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits and changes in accumulated plan benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 1997 and 1996, and the changes in its financial status for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP



Cincinnati, Ohio,
  January 16, 1998

                       CHAMPION INTERNATIONAL CORPORATION
                     NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996



                                                                       December 31,
                                                               ------------------------------
                                                                  1997               1996
                                                                  ----               ----
ASSETS:
Receivable from Champion International Corporation (Note 1)    $10,691,260         $6,711,206
                                                               -----------         ----------



Net Assets Available for Benefits                              $10,691,260         $6,711,206
                                                               ===========         ==========




                 The accompanying notes to financial statements
                   are an integral part of these statements.

                       CHAMPION INTERNATIONAL CORPORATION
                     NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                                                                       December 31,
                                                                      -----------------------------------------------
                                                                         1997               1996             1995
                                                                         ----               ----             ----

Compensation Deferrals (Note 1):
   Participant                                                        $ 3,126,845        $ 3,469,979       $1,503,859
    Company --
           Matching deferral                                              319,387          1,226,408          622,699
           Phantom investment earnings deferral                         1,213,322            482,325          316,890
                                                                      -----------        -----------       ----------
                                                                        1,532,709          1,708,733          939,589
                                                                      -----------        -----------       ----------
           Total Deferrals                                              4,659,554          5,178,712        2,443,448
                                                                      -----------        -----------       ----------

Benefits paid (Note 1):
   Participant deferral                                                  (493,664)        (1,237,136)         (95,444)
   Company deferral                                                      (185,836)          (610,492)         (55,921)
                                                                      -----------        -----------       ----------
           Total benefits paid                                           (679,500)        (1,847,628)        (151,365)
                                                                      -----------        -----------       ----------

Net increase                                                            3,980,054          3,331,084        2,292,083
                                                                      -----------        -----------       ----------


Net Assets Available for Benefits
   Beginning of Year                                                  $ 6,711,206        $ 3,380,122       $1,088,039
                                                                      -----------        -----------       ----------



Net Assets Available for Benefits
   End of Year                                                        $10,691,260        $ 6,711,206       $3,380,122
                                                                      ===========        ===========       ==========




                 The accompanying notes to financial statements
                   are an integral part of these statements.

                       CHAMPION INTERNATIONAL CORPORATION
                     NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN
                    STATEMENTS OF ACCUMULATED PLAN BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996






                                                                                December 31,
                                                                       -------------------------------
                                                                           1997               1996
                                                                           ----               ----
Present value of accumulated plan benefits
Vested benefits:
        Vested benefits of participants currently receiving payments   $ 1,700,613          $   24,940
        Other vested benefits                                            8,988,537           6,684,644
                                                                       -----------          ----------
                                                                        10,689,150           6,709,584
                                                                       -----------          ----------

    Nonvested benefits                                                       2,110               1,622
                                                                       -----------          ----------

Total present value of accumulated plan benefits                       $10,691,260          $6,711,206
                                                                       ===========          ==========




                 The accompanying notes to financial statements
                   are an integral part of these statements.

                       CHAMPION INTERNATIONAL CORPORATION
                     NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN
               STATEMENTS OF CHANGES IN ACCUMULATED PLAN BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                                                                 December 31,
                                                               ----------------------------------------------
                                                                  1997              1996              1995
                                                                  ----              ----              ----
Present value of accumulated plan benefits
   Beginning of Year                                          $ 6,711,206        $ 3,380,122       $1,088,039

   Increase (decrease) during the year attributable to:

       Benefits accumulated through (Note 1):
              Participant compensation deferrals                1,349,320          3,469,979        1,503,859
              Company matching deferral                           319,387          1,226,408          622,699
              Phantom investment earnings deferral              1,213,322            482,325          316,890
                                                              -----------        -----------       ----------
                                                                2,882,029          5,178,712        2,443,448
                                                              -----------        -----------       ----------
       Plan amendment (Note 1)                                  1,777,525                -0-              -0-
       Benefits paid                                             (679,500)        (1,847,628)        (151,365)
                                                              -----------        -----------       ----------

                 Net increase                                   3,980,054          3,331,084        2,292,083
                                                              -----------        -----------       ----------

Present value of accumulated plan benefits
   End of Year                                                $10,691,260        $ 6,711,206       $3,380,122
                                                              ===========        ===========       ==========




                 The accompanying notes to financial statements
                   are an integral part of these statements.

                       CHAMPION INTERNATIONAL CORPORATION
                     NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

(1)  Plan Description
     ----------------

     The following description of the Champion International Corporation Nonqualified Supplemental Savings Plan (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

     The Plan, which became effective on August 1, 1994, is an unfunded deferred compensation arrangement established for the purpose of providing supplemental retirement savings primarily for a select group of management or highly compensated employees of Champion International Corporation (the Company). As an unfunded Plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company through the Pension and Employee Benefits Committee (PEBC). Certain expenses of the Plan are paid by the Company and are not included in the accompanying statements. Effective April 1, 1995, William M. Mercer, Inc. (Mercer) was appointed to perform certain administrative and record keeping functions of the Plan.

     Among other things, the Plan provides that eligible participants may elect to defer a percentage of their compensation (as defined in the Plan) that is in excess of the Internal Revenue Code Section 401 (a) (17) limitation. The Company will match participant deferrals in an amount equal to fifty percent of the first six percent of the participant deferral. In addition, each participant must elect to have the amounts deferred treated as if they were invested in one or more of the investment options offered by the Champion International Corporation Salaried Savings Plan #077 (Plan #077). At December 31, 1995, 1996 and 1997 and for the years then ended, participant-directed investment options for Plan #077 consisted of the Stable Value Fund (i.e., pool of investment contracts issued by a diversified list of insurance companies), the S&P 500 Index Fund (i.e., commingled fund of the common stocks of large companies in a variety of industries), the Small Company Fund (i.e., commingled fund of the common stocks of small U.S. companies in a variety of industries), and the International Equities Index Fund (i.e., commingled fund of the common stock of medium to large companies based in economically developed countries outside of the U.S.). Effective October 1, 1997, participants in the Plan were permitted to have the amounts deferred treated as if they were invested in the Company Stock Fund. The Company matching deferral component of the participants' deferral compensation accounts is credited with earnings or losses as if the matching deferral had been invested in the Company Stock Fund of Plan #077. Although the Plan itself has no investment assets, participant deferred compensation accounts are credited with earnings or losses, based upon the participant investment elections and the actual earnings and losses of Plan #077 investments, for the period.

(1)  Plan Description  Continued
     ----------------

     Effective March 1, 1996, the Plan was amended to permit deferral of all or any part of a participant's Management Incentive Award, provided certain conditions were met. Effective January 1, 1998, the Plan was further amended and the ability to defer all or any part of a participant's Management Incentive Award under the Plan was terminated.

     Participants are immediately vested in the participant deferral, as adjusted for the earnings and losses previously discussed. Participants vest in the Company matching deferral, as adjusted for any earnings or losses, based upon years of service. A participant is 100% percent vested after five years of credited service. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum cash payment or in up to ten annual cash installments.


(2)  Significant Accounting Policies
     -------------------------------

     (a) Basis of Accounting -- The Plan uses the accrual basis of accounting.
         -------------------

     (b) Payment of Benefits -- Benefits are recorded when paid.
         -------------------

     (c) Present Value of Accumulated Plan Benefits -- Accumulated plan benefits
         ------------------------------------------
         represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the fair market value of the participants' deferred compensation account balances (i.e., compensation deferred plus Company matching deferral plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

     (d) Use of Estimates -- The preparation of financial statements in
         ----------------
         conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

(3)  Priorities Upon Termination of the Plan
     ---------------------------------------

     Upon termination of the Plan, participants become fully vested in their individual deferred compensation accounts. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan. The Plan is not eligible for Pension Benefit Guaranty Corporation coverage.

(4)  Tax Status
     ----------

     The Plan is an "employee benefit plan" under Section 3 (3) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, but is exempt from many of the provisions of ERISA. The Plan is not a qualified plan under Section 401 (a) of the Internal Revenue Code of 1986, as amended. The Plan is subject to federal income taxes; however, the unfunded nature of the Plan precludes the occurrence of a taxable event arising from the Plan's operation. Amounts deferred are not considered taxable income to participants until distributed.